VARLEN CORPORATION AND SUBSIDIARIES
Exhibit 11
Computation of Per Share Earnings
Unaudited
(Thousands, Except Per Share Amounts)

                                             Three Months Ended
Primary Earnings Per Share:                   5/4/96    4/29/95

Net earnings                                  4,822      6,156
Computation of the Weighted Average
Number of Shares Outstanding as Used
in the Primary Earnings Per Share
Computation:

Weighted average number of shares
outstanding                                   5,853      5,890

Shares assumed issued under the treasury
stock method                                    242        211

Weighted average number of shares
outstanding, as adjusted                      6,095      6,101

Primary Earnings Per Share:                    0.79       1.01

Fully Diluted Earnings Per Share:

Reconciliation of net earnings per the
condensed consolidated financial
statements to the amount used for the
fully diluted computation:

Net earnings                                  4,822       6,156

Add interest on 6.5% convertible
subordinated debentures, net of
income tax effects                              703         659

Net earnings, as adjusted                     5,525       6,815

Computation of the Weighted Average
Number of Shares Outstanding as Used
in the Fully Diluted Earnings Per
Share Computation:

Weighted average number of shares
outstanding                                    5,853      5,890

Shares assumed issued under the
treasury stock method                            252        222

Shares issuable from assumed exercise of
6.5% convertible subordinated debentures       3,054      3,054

Weighted average number of shares
outstanding, as adjusted                       9,159      9,166

Fully Diluted Earnings Per Share:               0.60       0.75